Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361

March 1, 2023

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Volatility Shares Trust
File Nos. 333-263619; 811-23785

Dear Ms. Vroman-Lee:

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Volatility Shares Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 13, 2022 (the “Registration Statements”). The Registration Statements relate to the 1x Long VIX Futures K-1 Free ETF and -1x Short VIX Mid-Term Futures ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Cover Page

The staff of the Commission (the “Staff”) asks the Funds to include cover page disclosure that covers applicable risks for investors.

Response to Comment 1

The cover page of the prospectus for each of the Fund’s has been updated to include the risk disclosure suggested by the Staff, as applicable to each Fund.

Comment 2 – VaR Analysis

The Staff requests the Funds please advise and provide hypothetical value-at-risk (“VaR”) calculations demonstrating how each Fund anticipates being able to achieve its objective, while remaining in compliance with the VaR test under Rule 18f-4 of the Investment Company Act of 1940, as amended (the “1940 Act”). Please disclose to the Staff the designated reference portfolio (the index that the fund plans to use) and please discuss how the index meets the definition of designated reference portfolio and is in accordance with the requirements under Rule 18f-4.

Response to Comment 2

Each of the 1x Long VIX Futures K-1 Free ETF and -1x Short VIX Mid-Term Futures ETF will, as described in their respective investment objective, seek to track the performance of the Long VIX Futures Index and the S&P 500 VIX Mid Term Futures Inverse Daily Index,1 respectively (each a “Designated Index” and collectively, the “Designated Indices”). Rule 18f-4(a) provides that “if the fund’s investment objective is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio,” (emphasis added). Each Fund seeks to track the performance of an unlevered index.2 Accordingly, the Funds are required by Rule 18f-4 to use their respective Designated Index as the designated reference portfolio.

Each Fund will use the Relative VaR test to test its compliance with Rule 18f-4. Because each Fund’s investment objective is to track the performance of its Designated Index, it is expected that Relative VaR calculated in accordance with Rule 18f-4 would normally be approximately 100%, subject to de minimis deviations attributable to financing costs embedded in the Funds’ usage of derivatives and any valuation differences between the Funds’ portfolios and the applicable Designated Indices.3 Except under extraordinary circumstances, the Relative VaR of each Fund would not approach the 200% limitation of Rule 18f-4. The Relative VaR calculations for each of the Funds are being sent to the Staff under separate cover.

[1]	The investment objective of the -1x Short VIX Mid-Term Futures ETF has been revised such that Fund will now track the S&P 500 VIX Mid Term Futures Inverse Daily Index instead of the S&P 500 VIX Mid-Term Futures Index Excess Return. Appropriate revisions have been made throughout the Fund’s prospectus and SAI.

[2]	Page 103 of the Rule 18f-4 adopting release states, “[a] few commenters requested clarification regarding when an index would be “leveraged.” These commenters urged that an index should be considered leveraged if it seeks a multiple of returns, but not solely because it includes derivative instruments … We agree that whether a particular index is “leveraged” would depend on the economic characteristics of the index constituents, and not just whether some or all of the constituents are derivatives. An index would be levered if, for example, the derivatives included in the index multiply the returns of the index or index constituents, as suggested by these commenters.” The Designated Indices do not seek a multiple of the returns of the CBOE Volatility Index, the index constituents, or any other index.

[3]	Pages 183-84 of the Rule 18f-4 adopting release acknowledges that such de minimis deviations may occur and do not independently give rise to remediation requirements should they result in non-compliance with the VaR test.

Comment 3 – Fund Name

Please include “daily” in each Fund’s name. Additionally, the Staff believes the Funds should have an 80% policy such that each Fund maintains an 80% exposure to the term in its name.

Response to Comment 3

The Funds respectfully decline to change each Fund’s name. Each Fund has clear and prominent disclosure in their respective prospectus and SAI regarding their daily investment objective.

Comment 4 – Important Information About the Fund

The Staff notes the disclosure under the section “Important Information About the Fund” and requests the following disclosure be added to this section:

“The Fund presents different risks from other funds, may only be suitable for knowledgeable investors who understand how the Fund operates, the Fund is not intended to be used by, and not appropriate for investors who do not intend to actively monitor and manage their portfolios, and an investor in the Fund could potentially lose the full principal value of their investment within a single day.”

Response to Comment 4

The prospectus for each Fund has been updated in accordance with the Staff’s comment.

Comment 5 – Investment Objective

The Staff notes that the Fund is a 1x fund and does not believe there is a multiplier effect with 1x. If so, please include disclosure in the strategy that there is no multiplier to avoid confusion.

Response to Comment 5

The prospectus for each Fund has been updated in accordance with the Staff’s comment.

Comment 6 – Fee Table

Please include any applicable acquired fund fees and expenses in the fee table, as each Fund invests in money market funds.

Response to Comment 6

Pursuant to Instruction 3(f)(i), acquired fund fees and expenses will be included in “Other Expenses.”

Comment 7 – Fee Table

Please confirm that “Other Expenses” is properly reflected as 0.00%.

Response to Comment 7

The Funds confirm the Fee Table is correct.

Comment 8 – Portfolio Turnover

Do the Funds intend to actively turnover its portfolio? If yes, please disclose.

Response to Comment 8

It is expected that each Fund will actively turnover its portfolio in order to meet their daily investment objectives of tracking their respective indexes. The prospectus for each Fund includes risk disclosure acknowledging the risks and expenses of frequent turnover of their respective portfolios. We note per Instruction 4(c)(ii) to Item 13 of Form N-1A, the calculation of Portfolio Turnover Rate requires the exclusion from the calculation amounts relating to all securities, including options, whose maturities or expiration dates at the time of acquisition were one year or less, which would likely exclude all of the VIX futures contracts in which the Funds will invest. Accordingly, while the Portfolio Turnover Rate calculated pursuant to Form N-1A is expected to be relatively low, actual portfolio turnover is expected to be frequent. Therefore, the Funds respectfully decline to revise the disclosure in the prospectuses in accordance with the Staff’s comment.

Comment 9 – Principal Investment Strategies

Please explain and disclose how each Fund achieves the 1x (or -1x) return for a single day. The Staff does not believe it is clear from the disclosure provided.

Response to Comment 9

The Funds will seek to replicate their respective index or invest in other financial instruments that replicate the performance of the respective index. Each Fund will rebalance its portfolio on each day such that the performance of each Fund will track the performance of its respective index on such day. If, for any reason, a Fund is unable to perfectly track the performance of its respective index on any given day, such over- or under-performance will not impact the way in which the Fund is managed on any subsequent day (e.g., if a Fund underperforms its index on day 1, it will not seek to “make-up” for such underperformance on day 2 or any subsequent day).

Comment 10 – Principal Investment Strategies

The Staff asks the 1x Long VIX Futures K-1 Free ETF to briefly describe how its name relates to the strategy, especially with respect to the “K-1 Free” portion of the Fund’s name.

Response to Comment 10

The prospectus for the 1x Long VIX Futures K-1 Free ETF has been updated with the following disclosure:

“The Fund is called “K-1 Free” because it is designed to operate differently than commodity-based investments that distribute a “Schedule K-1” to shareholders. Schedule K-1 is a tax form containing information regarding a fund’s income and expenses, which shareholders may find complicates tax return preparation, thus requiring additional time, or the help of a professional tax adviser, at additional cost. By comparison, the Fund is designed to be taxed like a conventional exchange traded fund and shareholders will instead receive a Form 1099 from the broker-dealer or other financial intermediary through which they invest, from which income, gains, and losses can be entered onto the shareholder’s tax return.”

Comment 11 – Principal Investment Strategies

The Staff notes the following disclosure, and asks that the Funds disclose what the “similar instruments and transactions” are specifically, or remove the extraneous reference.

“‘Financial Instruments’ are instruments whose value is derived from the value of an underlying asset, rate or benchmark and include futures contracts, options transactions, swap agreements, forward contracts and similar instruments or transactions.”

Response to Comment 11

The reference to “similar instruments or transactions” has been removed from the disclosure. The Funds confirm that use of the remaining disclosed Financial Instruments is possible in certain circumstances.

Comment 12 – Principal Investment Strategies

The Staff requests the Funds disclose what is “a theoretical portfolio” in the following disclosure:

“The Long VIX Futures Index is an excess return index designed to express the performance of a theoretical portfolio of long positions in first- and second-month VIX Futures Contracts that are rolled daily.”

Response to Comment 12

The references in the disclosure to a “theoretical” portfolio have been removed.

Comment 13 – Principal Investment Strategies

In the referenced disclosure in Comment 12, please also clarify what “express the performance” means or revise the disclosure to be more specific. For example, does it mean to replicate or track?

Response to Comment 13

The prospectus has been updated to replace “express” with “track” in accordance with the Staff’s comment.

Comment 14 – Principal Investment Strategies

The Staff finds the second paragraph in the Principal Investment Strategies to be confusing. Please further explain the benefits of the strategy when rolling daily first- and second-month VIX futures contracts, or how maintaining a constant weighted average time to maturity of one-month benefits investors. Ultimately, the disclosure about the index is unclear, or potentially unclear in the Staff’s view. Please revise and consider including a plain English definition or an example.

Response to Comment 14

The prospectus for each Fund has been updated in accordance with the Staff’s comment.

Comment 15 – Principal Investment Strategies

The Staff believes it would be helpful to include an example of how the Funds will use or track VIX implied volatility measurement versus the actual index.

Response to Comment 15

The Fund's respectfully decline to make the change. The Funds believe the existing disclosure regarding VIX and Index volatility adequately expresses how implied volatility may be different between the measures.

Comment 16 – Principal Investment Strategies

The Staff notes the following disclosure:

“Collateral Investments may also be invested in as Secondary Investments, as described below.”

Does this disclosure mean that the Collateral Investments are secondary investments, or may also be invested in secondary investments? Please revise.

Response to Comment 16

Collateral Investments are the category of cash and cash equivalents the Funds will invest to the extent their assets not invested in VIX Futures Contracts. In addition, should applicable limitations restrict either Fund’s ability to purchase additional VIX Futures Contracts when the applicable investment strategy would otherwise call for it, such Fund will invest in additional Collateral Investments, which we refer to as “Secondary Investments” in the Funds’ prospectuses. The disclosure in the prospectuses has been revised to clarify this distinction.

Comment 17 – Subsidiary

Please include disclosure regarding the following with respect to the Subsidiary:

(a)	Each Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

(b)	That any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to each Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

(c)	That the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any, as it is currently in brackets.

Response to Comment 17

The prospectus for each Fund has been updated in accordance with the Staff’s comment.

Comment 18 – Subsidiary

Please confirm supplementally to the Staff, whether:

(a)	the financial statements of the Subsidiary will be consolidated with those of each Fund and, if not, why not;

(b)	the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in each Fund’s prospectus fee table;

(c)	the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;

(d)	the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and

(e)	that the Funds do not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by such Fund.

Response to Comment 18

In accordance with the Staff’s comment, please see the Funds responses below:

(a)	The Funds confirms that financial statements of their respective Subsidiary will be consolidated with those of the applicable Fund.

(b)	The Funds confirm that the respective Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the respective Subsidiary’s expenses will be included in “Other Expenses” in the applicable Fund’s prospectus fee table.

(c)	The Funds confirm that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder,

(d)	The Funds confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

(e)	The Funds confirm that they do not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by such Fund.

Comment 19 – Secondary Investments

Each Fund’s name suggests to investors that it will provide a 1x VIX (or -1x) futures exposure. Please explain to the Staff why each Fund’s name would not be misleading when it invests in secondary investments, and therefore would not be providing a 1x VIX (or -1x) futures exposure. In your response, please explain how frequently and how much of each Fund’s net assets are expected to be invested in secondary investments, how each Fund’s ability to deliver a daily 1x (or -1x) VIX return will be impacted by investments in secondary investments, how often you expect each Fund to be constrained by position limits, and the basis of your belief. Your response should include a discussion of data on VIX futures contracts and all VIX ETFs sponsored by the Adviser. Please also discuss whether the Adviser has ever been constrained by any position limits. Additionally, later disclosure notes that each Fund’s FCM’s may provide their own position limits that would prevent each Fund from meeting its objective. Please also respond to the above comments, as applicable, with respect to any FCM limits that can be imposed.

Response to Comment 19

It is expected that the Funds will invest solely in VIX Futures Contracts to obtain their investment exposure under the normal circumstances. The Funds may invest in Secondary Investments when it is expected that the Funds will be limited by the applicable position limits of the CFE, each Fund’s FCMs and the requirement that the size of each Fund’s Subsidiary, which will hold the VIX Futures Contracts, not exceed 25% of each Fund’s total assets at each quarter end of each Fund’s fiscal year. Based on historical analysis, the Adviser believes that the use of Secondary Investments may be required less than five times per year, and when required will help minimize tracking error and achieve each Fund’s respective investment objective.

The Adviser has not been constrained by any position limits in executing any of its investment strategies.

While FCMs may impose their own position limits, the Adviser does not believe that any such position limits are likely to constrain the Funds. Furthermore, should any one FCM’s position limits contrain the Funds, the Adviser believes there are multiple alternative FCMs who in the aggregate can fulfill the futures contract orders necessary to execute each Fund’s investment strategy without resorting to investments in Secondary Investments.

Comment 20 – Secondary Investments

The Staff notes the Funds provide: “[t]he Fund’s ability to investment in VIX Futures Contracts…” Should this provide “invest” or “make an investment” instead of “to investment”? Please revise accordingly.

Response to Comment 20

The prospectus for each Fund has been updated in accordance with the Staff’s comment.

Comment 21 – Principal Investment Strategies

The Staff notes the Funds provide: “[t]he VIX Futures Contracts will be limited by the applicable position limits of the CFE.” The disclosure suggests that the CFE position limits and the Adviser rebalancing period are independent constraints on the Funds’ ability to purchase the VIX Options. However, the disclosure in the paragraph above suggests these are part of the same 10% constraint. Please clarify the disclosures on this point, including how these constraints are the same or different.

Response to Comment 21

The Adviser Rebalancing Undertaking4, the applicable position limits imposed by the CFE, and the tax related limitations of investing in the VIX Futures Contracts through the Subsidiary are all independent constraints on each Fund’s ability to invest in additional VIX Futures Contracts and, by extension, achieve its respective daily investment objective. However, the Adviser has determined that it is highly unlikely that the Adviser Rebalancing Undertaking will constrain its activities as it relates to each Fund, and has therefore moved the related disclosure to the Funds’ SAIs.

[4]	See Page 11 of Amendment No. 1 to SR-CboeBZX-2020-070 filed with the Commission by Cboe BZX Exchange, Inc. pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 related to the listing and trading of shares of the -1x Short VIX Futures ETF, a series of VS Trust, available at https://www.sec.gov/comments/sr-cboebzx-2020-070/srcboebzx2020070-8308776-228419.pdf (“The Sponsor will seek to minimize the market impact of rebalances across all exchange traded products based on VIX Futures Contracts (‘VIX ETPs’) that it sponsors (the ‘Funds’) on the price of VIX Futures Contracts by limiting the Funds’ participation, on any given day, in VIX Futures Contracts to no more than ten percent (10%) of the contracts traded on CFE during any ‘Rebalance Period,’ defined as any fifteen minute period of continuous market trading.” (footnote omitted)).

Comment 22 – Principal Risks

The Staff requests the Funds please separate the first paragraph of the “Derivatives Risk–VIX Futures Contracts Risk.” This is a very long risk and incorporates many other risks. Please break it up pursuant to plain English rules. With respect to the same paragraph, the Staff notes the following disclosure:

“Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for settlement in cash based on the reference asset. As the futures contracts approach expiration, they may be replaced by similar contracts that have a later expiration. This process is referred to as ‘rolling.’ If the market for these contracts is in ‘contango,’ meaning that the prices of futures contracts in the nearer months are lower than the price of contracts in the distant months, the sale of the near-term month contract would be at a lower price than the longer-term contract, resulting in a cost to ‘roll’ the futures contract. The actual realization of a potential roll cost will be dependent upon the difference in price of the near and distant contract.”

The Staff believes this disclosure seems more like a strategy and not a risk. The Staff requests the Funds consider deleting or including in the strategy section. Finally, the Staff notes the Funds should consider moving the following disclosure up to the beginning of this risk factor:

“VIX Futures Contracts are unlike traditional futures and options contracts and are not based on a tradable reference asset.  The VIX is not directly investable, and the settlement price of a VIX Futures Contract is based on the calculation that determines the level of the VIX. As a result, the behavior of a VIX Futures Contract may be different from traditional futures and options contracts whose settlement price is based on a specific tradable asset.”

Response to Comment 22

The prospectus for each Fund has been updated in accordance with the Staff’s comment.

Comment 23 – Principal Risks

The Staff notes the following disclosure includes a very extensive list of factors.

“Several factors may affect the price and/or liquidity of VIX Futures Contracts, including, but not limited to: prevailing market prices and forward volatility levels of the U.S. stock markets, the S&P 500, the equity securities included in the S&P 500 and prevailing market prices of options on the S&P 500, the VIX, the Index, VIX Futures Contracts, or any other financial instruments related to the S&P 500 and the VIX, the Index or VIX Futures Contracts; interest rates; economic, financial, political, regulatory, geographical, biological or judicial events that affect the current volatility reading of the VIX or the market price or forward volatility of the U.S. stock markets, the equity securities included in the S&P 500, the S&P 500, the VIX, the Index or VIX Futures Contracts; supply and demand as well as hedging activities in the listed and OTC equity derivatives markets; disruptions in trading of the S&P 500, futures contracts on the S&P 500 or options on the S&P 500; and the level of contango or backwardation in the VIX Futures Contracts market.”

Please revise the disclosure to tailor this specifically to the Funds, otherwise revise to exclude extraneous language like “including, but not limited to.”

Response to Comment 23

The prospectus for each Fund has been updated in accordance with the Staff’s comment.

Comment 24 – Principal Risks

The Staff notes the below disclosure in the “Derivatives Risk–VIX Futures Contracts Risk” is mentioned under “margin requirements risk” and has been mentioned multiple times and is potentially duplicative. Please consider revising.

“When the Fund has an open futures contract position, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements. Because futures require only a small initial investment in the form of a deposit or margin, they involve a high degree of leverage.”

Response to Comment 24

The prospectus for each Fund has been updated in accordance with the Staff’s comment by removing duplicative disclosure where applicable.

Comment 25 – Principal Risks

The Staff requests the Funds expand on the “Index Calculation and VIX Futures Pricing Risk.” Does this risk mean new policies or existing policies? The risk provides: “[t]he policies of S&P and the CBOE and changes that affect the composition and valuation of the Index, the S&P 500 and the VIX could affect the level of such indexes and/or the value of VIX Futures Contracts and, therefore, the value of the Fund’s Shares.” Is that existing policies or new policies?

Response to Comment 25

This disclosure intends to convey the risk of changes to S&P and CBOE policies. The prospectus for each Fund has been updated to clarify this point.

Comment 26 – Principal Risks

The Staff notes the Funds include a “Counterparty Risk.” Is there actually counterparty risk for the Funds? Are the Funds entering into private, bilateral derivatives agreements or are all of the agreements entered into exchange-traded and centrally cleared positions? Please review and advise.

Response to Comment 26

While the Funds understand the risk to be minor, even with exchange-traded derivatives instruments there is some counterparty risk due to the risk of a central clearinghouse failing. Accordingly, the Funds believe that counterparty risk has been appropriately included.

Comment 27 – Principal Risks

The Staff notes that the Funds’ “Margin Requirements Risk” provides: “[i]f a margin call is not met within a reasonable time, an FCM may close out the Fund’s position which may prevent the Fund from achieving its investment objective.” Please disclose what is considered a “reasonable time.”

Response to Comment 27

The prospectus for each Fund has been updated in accordance with the Staff’s comment.

Comment 28 – Principal Risks

The Staff notes the “Margin Requirements Risk” provides: “[i]n addition, in such instances, the Fund may limit or suspend the purchase of Creation Units since the Fund may be unable to invest the cash received from such Creation Unit in sufficient futures transactions to meet its investment objective.” An ETF may only suspend the redemption of creation units in accordance with Section 22(e) of the 1940 Act, and may only suspend the issuance of creation units for a limited time and only due to extraordinary circumstances. See Investment Company Act Release No. 33646, pages 56-59 (Sept. 25, 2019). As the Commission has noted, an ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism, resulting in significant deviations between market price and NAV per share. Please explain how this disclosure is consistent with Section 22(e) of the 1940 Act.

Response to Comment 28

The prospectus for each Fund has been updated to remove references to the suspension of the Creation Unit creation and redemption mechanism, consistent with what other recently launched derivatives-holding ETFs have disclosed in their prospectuses and SAIs.

Comment 29 – Principal Risks

The Staff requests the “Collateral Investments Risk” be broken out using headings for each instrument for purposes of plain English.

Response to Comment 29

The prospectus for each Fund has been updated in accordance with the Staff’s comment.

Comment 30 – Principal Risks

The Staff notes that the Funds each have a “Frequent Trading Risk” and requests the Funds include in the investment strategy that each Fund will frequently turn over its portfolio or reconcile the disclosure under the “Frequent Trading Risk.”

Response to Comment 30

The prospectus for each Fund has been updated in accordance with the Staff’s comment. Please also refer to the explanation in the Trust’s response to Comment 8 above.

Comment 31 – Additional Information Regarding the Fund’s Principal Investment Strategy

The Staff notes the following disclosure would be helpful in the principal investment strategies, and requests the Funds consider revising accordingly: “[i]n seeking to achieve the Fund’s investment objective, the Sub-Adviser invests in a manner that is designed to correspond to the daily performance of the Fund’s Index.”

Response to Comment 31

The prospectus for each Fund has been updated in accordance with the Staff’s comment.

Comment 32 – Portfolio Managers

The Staff requests the Funds disclose which of the portfolio managers of the Fund are responsible for the day-to-day management of the Fund. If they all are responsible for the day-to-day management, please disclose.

Response to Comment 32

The prospectus for each Fund has been updated in accordance with the Staff’s comment.

Comment 33 – Statement of Additional Information

The Statement of Additional Information provides:

“The Fund reserves the absolute right to reject a creation order transmitted to it if: The Transfer Agent shall notify a prospective creator of a Creation Unit and/or the Authorized Participant acting on behalf of such prospective creator of the rejection of the order of such person.”

Please revise this disclosure to provide “any legally permissible reason” instead of “absolute right.”

Response to Comment 33

The Statement of Additional Information for each Fund has been updated in accordance with the Staff’s comment.

Comment 34 – -1x Short VIX Mid-Term Futures ETF

Please list “Inverse Correlation Risk” risk as a separate risk.

Response to Comment 34

The prospectus for the Fund has been updated in accordance with the Staff’s comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren